Creating the Global Leader in Gaming GTECH Bond Consent Presentation October 2014 Filed by GTECH S.p.A. pursuant to Rule 425 under the Securities Act of 1933 and deemed to be filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: GTECH S.p.A.; International Game Technology Filer’s SEC File No.: 333-146050 Date: October 23, 2014

2 This presentation contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward–looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. Forward-looking Statements

3 Important Information for Investors and Shareholders This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo). Italian CONSOB Regulation No. 17221 Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH. The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors. The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

 Important Information for Investors Participants in the Distribution IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC. CONTACTS: Claudio Demolli GTECH S.p.A. VP & Group Treasurer +1 401-392-7611 claudio.demolli@gtech.com Giuliano Boggiali GTECH S.p.A. VP, Investor Relations and Corporate Finance +39 06 5189 9020 giuliano.boggiali@gtech.com Alessandro Baj Badino GTECH S.p.A. Director of Investor Relations +39 06 5189 4893 alessaandro.bajbadino@gtech.com

5 Agenda and Presenter Alberto Fornaro Chief Financial Officer, GTECH S.p.A. Agenda • Combined company overview (p. 6-9) • Achievable synergies driving value (p. 10) • Transaction structure (p. 11-13) • Indicative timetable of key events (p. 14) • Consent terms and details (p. 15-17)

6 New Global Leader in End-to-End Gaming • Creating the world’s leading end-to-end gaming company with significant positions across all segments • #1 global lottery business • #1 global gaming equipment company • Top tier in interactive wagering and social gaming • Enhanced global scale with diversified product portfolio and geographic mix • Scale provides further strengthening of industry leading R&D effort • Uniquely positioned to benefit from key market trends • Value creating transaction immediately accretive to cash flow • Expected synergies of over $280 million • Superior financial strength with over $6B* in revenues and more than $2B* in EBITDA *Combined results based on IFRS for GTECH and US GAAP for IGT full year 2013; €/$ rate 1:36

Best-in-Class Offerings Across Client Spectrum • End-to-end lottery solutions GTECH Lottery Operations • Instant ticket printing • Operation and management capabilities • Full fledged gaming platform,including poker, bingo, casino games and sports betting iGaming • Comprehensive CRM solution Video Lotteries • Video lottery terminals manufacturing and operations • Development of leading gaming content for distribution across multiple platforms Content • Leading content distributed across mobile, retail and gaming machines • Gaming machines and central systems for casinos Casinos manufacturing and operations • DoubleDown is one of the largest social casinos in the world Social IGT • Highest rate of monetization per social user 7

8 US & Canada 46% International 18% Italy 36% US & Canada 79% International 21% US & Canada 27% International 16% Italy 57% Enhanced Geographical Diversity Total: US$4,074m 63% of combined(2) Total: US$2,374m 37% of combined(2) (1) Based on actual financials, calendarized as of December 2013; 2013 average US$ / € of 1.33 used. (2) Combined results based on IFRS for GTECH and unaudited reclassified IFRS for IGT full year 2013; € / US$ rate 1.33. IGT GTECH Combined 2013A Revenue by Geography(1) • Stable North American market accounting for nearly half of revenue • Established business base in Italy • International business diversified geographically

9 Gaming Equipment 51% Lotteries 35% Interactive 8% Other 6% Gaming Equipment 88% Interactive 12% Gaming Equipment 29% Lotteries 56% Interactive 5% Other 10% Product Diversification Note: Based on actual financials, calendarized as of December 2013; 2013 average US$ / € of 0.75 used. (1) Includes land-based sports betting, printing and commercial services. (2) Includes IGT Interactive & Social and GTECH Interactive & Sports betting. (3) Combined results based on IFRS for GTECH and unaudited reclassified IFRS for IGT full year 2013; € / US$ rate 1.33. (2) (1) Total: US$4,074m 63% of combined(3) Total: US$2,374m 37% of combined(3) (1) 2013A Revenue by Product (%) IGT GTECH Combined 2013A Revenue by Product • Comprehensive, well-balanced product mix CAGR 2010-2013 CAGR(e) 2013-2018 5% 6% 4% 3% 7% 9% Market segment growth Source: Company filings, H2GC Global Summary May, 2014 Note: Based on Gross Gaming Yield (GGY)

10 (1) Addressable cost base defined as cash cost only relative to gaming and interactive business for industrial efficiencies and R&D spending; for corporate and support activities considered full SG&A costs EBITDA Impact % of Relative Base(1) Industrial Efficiencies c. US$85 million c. 6% Overlapping Corporate Activities c. US$125 million c. 15% Optimize R&D Spend c. US$20 million c. 7% Natural Revenue Enhancements Italy sales c. US$50 million Cross selling Mobile exploitation Total c. US$280 million Cost Revenue Achievable Synergies Driving Value

Transaction Snapshot

Structure	• "HoldCo" incorporated and tax resident in the UK • GTECH to be merged into HoldCo; IGT is merged for cash / HoldCo merger sub to be merged into IGT • HoldCo solely listed on the NYSE
Merger consideration	• Aggregate per IGT share offer price of US$18.25 • $13.69 in cash plus 0.1819x GTECH shares (75% cash and 25% stock), subject to adjustment
Aggregate merger consideration and implied valuation	• Aggregate merger transaction consideration[1] of US$4.7 billion • Implied Enterprise Value for IGT of US$6.4 billion • Implied EV/LTM EBITDA of 8.7x (pre-synergies) and 6.3x (post-synergies)
HoldCo[2] PF Ownership	• Holdco PF share capital: c.80% former GTECH shareholders with c.47% De Agostini
Governance	• CEO: Marco Sala; Chairman: Philip Satre • 13-member HoldCo Board: Mr. Sala, 6 GTECH and 5 IGT representatives, 1 independent
Remaining key transaction conditions	• Approvals of the EGM of IGT and gaming regulatory approvals • GTECH may terminate transaction if withdrawals exceed 20% • All required antitrust clearances (US, Canada and Colombia) have been received

(1) Fully diluted number of shares of 254m (including RSUs and options).
(2) Assumes none of GTECH shareholders withdraw and that IGT shareholders will receive 0.1819x Holdco shares for each outstanding IGT share.

11

12 Transaction Structure Overview Pre-transaction • HoldCo, a newly formed holding company, is created for this transaction • HoldCo incorporated and tax resident in the UK • GTECH to merge into HoldCo, whereby GTECH shareholders receive HoldCo shares on a 1-for-1 basis • De Agostini to vote in favor of the transaction at GTECH’s EGM • GTECH delisted from the Milan Stock Exchange at closing • IGT is merged for cash / stock consideration with US merger sub • HoldCo solely listed on the NYSE GTECH minorities HoldCo US merger sub De Agostini GTECH Cash / HoldCo stock Merger (stock for stock) Merger IGT shareholders IGT De Agostini IGT shareholders GTECH minorities HoldCo GTECH assets / liabilities Listed on the NYSE IGT Post transaction Listed on the NYSE Listed on the Milan Stock Exchange

13 Expected Financing, Capital Structure and Dividend Policy Bridge Loan • Total amount $10.7B • Fees 1.5% Main Uses • $3.7B cash consideration • $1.3B IGT notes backstop • €2.8B GTECH notes backstop • $0.6B drawn credit facilities backstop Transfer Process • Bondholders consent (1) Assuming 0% and 20% exercise of withdrawal rights, respectively, and a December 31st 2014 closing of the transaction. Based on actual results through end of March and company estimates for future periods. Leverage at Closing • 4.5/4,9x(1) Net Debt/EBITDA, excluding synergies • Synergy run rate would reduce leverage by 0.5/0.6x Take Out • Mainly € and $ bonds, structure contingent on rating • Total amount dependent on outcome of consent process Dividend Policy • Up to 50% of Levered Free Cash Flow, consistent with past GTECH policy from year 2 • Subject to covenants at time of take out • In absolute terms, in-line with or higher than current dividend per share Significant Cash Flow From Operations Materially Enhanced Cash Flow Conversion

14 Indicative Timetable <tags><tag n="TagName" v="HeadingBox1" /><tag n="Top" v="77.87504" /><tag n="Left" v="35.75" /><tag n="Height" v="21.37496" /><tag n="Width" v="314.5" /><tag n="ShadowSize" v="99.899" /><tag n="Format" v="1" /></tags>Sep’14 Oct’14 Nov’14 Dec’14 [ Q1 –Q2 2015 ] Outcome on withdrawals(1) Announcement of IGT acquisition by GTECH Jul’14 Aug’14 Transaction clearance by US Antitrust Authorities Syndication of $10.7bn bridge facility GTECH EGM to approve the merger Start of IGT bond consent solicitation (1) Withdrawal price determined as the 6 month average of GTECH share price until the publication of the call notice (4-Oct-2014) and equal to €19.174. GTECH Board approves cross border merger and authorizes call of EGM Filing of preliminary F-4 with SEC Events already completed Events to be completed before closing (timing is as anticipated or approximate) Expected M&A closing IGT shareholder meeting

Key Consent Terms The purpose of the consent is to Approve the Transaction Waive any actual or potential Events of Default and any other breach of the conditions of relevant trust deed Agree that no Put Event will occur as a result Holdco intends to cause IGT to unconditionally guarantee GTECH’s obligation within 30 calendar days following the consummation of the Merger GTECH is offering noteholders who have voted in favour of the consent by the Early Voting Deadline a consent fee of 2018 Notes: 2.50% 2020 Notes: 4.50% The consent fee will be paid in two instalments: 0.50% payable on passing the resolution and the remaining portion upon completion of the Merger Consent Fee Requested Consent Targeted Notes This page must be read in the context of the Consent Solicitation Memorandum dated 23 October 2014, which contains further details on the consent solicitation. €500 million 5.375% Guaranteed Notes due 2-Feb-2018 (XS0564487568) €500 million 3.500% Guaranteed Notes due 5-Mar-2020 (XS0860855930) The consent does not include GTECH’s €750 million 5.375% Guaranteed Notes due 5-Dec-2016 and €750 million subordinated Interest-Deferrable Capital Securities callable on 31-March-2016

Key Dates Announcement of Consent Solicitation and Proposals: 23 October 2014 Early Voting Deadline: 6 November 2014 at 5:00pm (CET) Meetings: 24 - 26 November 2014 Completion of the Merger expected to occur in the first half of 2015 Settlement of the consent fee will occur in two instalments: (1) when the consent is passed and (2) when the Merger is complete Noteholders are advised to check with any broker, dealer, bank, custodian, trust company or other trustee through which they hold Notes whether such broker, dealer, bank, custodian, trust company or other trustee would require receiving any notice or instructions prior to the deadlines set out above. This page must be read in the context of the Consent Solicitation Memorandum dated 23 October 2014, which contains further details on the consent solicitation.

Consent Process and Contact Information For the proposal to be approved a 2/3 majority vote is required at a bondholder meeting: At least 1/2 (of outstanding amount) as quorum for a first meeting More than 1/3 as quorum for a first adjourned meeting (if quorum is not reached at the first meeting) At least 1/5 as quorum for a second adjourned meeting (if quorum is not reached at the first adjourned meeting) No co-conditionality between the proposal on the 2018 notes and 2020 notes Consent Requirements Copies of all announcements and notices can be obtained from the Tabulation Agent and the Information Agent: Tabulation Agent: Lucid Issuer Services Ltd, +44 (0) 20 7704 0880; gtech@lucid-is.com Information Agent: Georgeson S.r.L, +39 06 42171 721 – 711; info@proxygroup.com Tabulation & Information Agents Noteholders may contact the Solicitation Agents for additional information: Barclays +44 20 3134 8515; eu.lm@barclays.com Credit Suisse +44 20 7883 8763; liability.management@credit-suisse.com Société Générale +44 20 7676 7579; liability.management@sgcib.com Solicitation Agents This page must be read in the context of the Consent Solicitation Memorandum dated 23 October 2014, which contains further details on the consent solicitation. Noteholders may also contact GTECH for additional information: Claudio Demolli, VP & Group Treasurer +1 401-392-7611 claudio.demolli@gtech.com Giuliano Boggialia, VP, Investor Relations and Corporate Finance +39 06 5189 9020 giuliano.boggiali@gtech.com Alessandro Baj Badino, Director of Investor Relations +39 06 5189 4893 alessaandro.bajbadino@gtech.com GTECH Contacts